Exhibit 99.1

Jiuzi Holdings Inc. Establishes Two Regional Operations Centers by Forming JVs with Local Partners

HANGZHOU, China, March 13, 2023 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a leading new energy vehicle (NEV) dealership group under the brand name “Jiuzi” in China, today announced that its wholly owned subsidiary, Jiuzi Haoche (Hangzhou) Automobile Service Co. Ltd. (“Jiuzi Haoche”), has entered into cooperation agreements (“Agreements”) with Jiangxi Jiushenshen Technology Co. Ltd. and Zhejiang Zhongcheng New Energy Vehicles Service Co. Ltd. (collectively named “Local Partners”), respectively, to set up operation centers in Jiangxi Province and Zhejiang Province.

Pursuant to the Agreements, Jiuzi Haoche and the Local Partners will establish joint ventures (“JVs”) in Jiangxi Province and Zhejiang Province, respectively. As the regional operations hubs, the JVs will integrate the strengths, resources, and skills of Jiuzi and the Local Partners to explore the local markets. Jiuzi Haoche will provide the JVs with new energy vehicles and credit facilities while the Local Partners will be in charge of day-to-day operations and business development.

“We are delighted to celebrate the establishment of two regional operations centers,” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “This is the debut of our newly launched subsidiary, Jiuzi Haoche, which was built to implement Jiuzi's “asset-light” strategy. Jiuzi Haoche focuses on empowering the regional operations centers by leveraging Jiuzi's advantages in vehicle sourcing while leaving the daily operation and market exploration to the Local Partners. We believe this new “asset-light” strategy will accelerate Jiuzi's pace to become one of the leading NEV dealers in China.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. They are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Offering will be completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events, circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and its other filings with the SEC.

For more information, please contact:

Stephen Tong

Email: jiuzi@mana-ir.com